Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Ladies and Gentlemen:

I hereby authorize Louise B. Lancaster, Secretary, Mary E. Bowler,
 Assistant Secretary, or any other Assistant Secretary, or their respective successors in office, to sign and file on my behalf SEC Forms 3, 4 and 5 or any other SEC forms relating to changes in beneficial ownership of securities of E. I. du Pont de Nemours and Company. This authorization shall remain in effect as long as I am an officer of DuPont unless it is earlier specifically revoked by me.

Very truly yours,

/s/ James C Borel by Mary E. Bowler

James C. Borel
Senior Vice President-Human Resources


January 16, 2004